Exhibit 12.2

MANDALAY RESORT GROUP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended
	Year Ended January 31,					April 30,
	2000	2001	2002	2003	2004	2003	2004
	(In thousands)
Income before income tax and extraordinary loss	$103,116	$194,392	$93,006	$195,334	$232,318	$68,823	$134,538
Minority interest	292	16,746	29,352	40,650	57,353	13,856	17,651
Fixed charges:
Interest expense	164,387	219,940	221,352	207,114	193,236	51,103	46,762
Proportionate share joint venture interest	10,214	9,888	7,501	7,172	8,089	2,059	2,082
Rentals representing an interest factor (1/3 of operating rental expense)	9,329	14,407	11,357	17,042	7,212	3,861	122

Earnings as defined	287,338	455,373	362,568	467,312	498,208	139,702	201,155

Fixed charges (including capitalized items):
Interest expense	164,387	219,940	221,352	207,114	193,236	51,103	46,762
Proportionate share joint venture interest	10,214	9,888	7,501	7,172	8,089	2,059	2,082
Capitalized interest	10,984	1,645	1,039	13,203	7,624	926	203
Rentals representing an interest factor	9,329	14,407	11,357	17,042	7,212	3,861	122

Fixed charges as defined	194,914	245,880	241,249	244,531	216,161	57,949	49,169

Ratio of Earnings to Fixed Charges	1.47x	1.85x	1.50x	1.91x	2.30x	2.41x	4.09x